November 16, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. Brian Soares

Re:	Acceleration Request for Minebea Co., Ltd.

Registration Statement on Form F-4, filed on November 14, 2016

File: 333-214585

CIK No. 0001034983

Dear Mr. Soares:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Minebea Co., Ltd. (“Minebea”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-214585, filed on November 14, 2016 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 9:00 a.m., Eastern time, on November 21, 2016, or as soon thereafter as practicable.

Minebea understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Minebea from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Minebea may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Masahisa Ikeda of Shearman & Sterling LLP at +81-3-5251-1601.

Sincerely,

MINEBEA CO., LTD.

By:	/s/ Yoshihisa Kainuma
Name:	Yoshihisa Kainuma
Title:	Representative Director, President and Chief Executive Officer

Cc:	Masahisa Ikeda (Shearman & Sterling LLP)